CHANGE OF AUDITOR NOTICE #2
Pursuant to Section 4.11 of National Instrument 51-102

1.	Predecessor Auditor

(a)

On April 12, 2017 Deloitte LLP sent a letter to Banro Corporation (“Banro”) advising Banro that Deloitte LLP will not stand for reappointment as auditor of Banro for the year ending December 31, 2017 (the “Resignation”).

	(b)	The Resignation has been considered by the audit committee of the board of directors of Banro (the “Audit Committee”) and by the board of directors of Banro.

	(c)	The auditor’s reports of Deloitte LLP on the financial statements of Banro for the years ended December 31, 2016 and December 31, 2015 did not express a modified opinion.

	(d)	In connection with the audits for the years ended December 31, 2016 and December 31, 2015 and through to April 12, 2017, there have been no reportable events, as defined in National Instrument 51-102.

2.	Successor Auditor

The board of directors of Banro, on the recommendation of the Audit Committee, has appointed KPMG LLP as the new auditor of Banro effective June 1, 2017.

Dated the 1st day of June, 2017.

BANRO CORPORATION

Per:	(signed) "Geoffrey G. Farr"
Name: Geoffrey G. Farr
Title: Vice President, General Counsel and
Corporate Secretary